QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(F)

Tucows Announces Final Results of
Second Dutch Auction Tender Offer

        TORONTO—July 10, 2009—Tucows Inc. (AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today the final results of its second modified Dutch auction tender offer, which expired at 5:00 p.m., New York City time, on July 9, 2009. Tucows will purchase 1,103,823 shares of its Common Stock at a purchase price of $0.45 per share, for a total of $496,720.35. The 1,103,823 shares to be purchased are comprised of the 1,000,000 shares Tucows offered to purchase and 103,823 shares to be purchased pursuant to Tucows' right to purchase up to an additional 2 percent of the shares outstanding immediately prior to the commencement of the tender offer. Due to over-subscription, the final proration factor for shares tendered at or below $0.45 per share is approximately 99.8%. For this purpose, shares tendered at $0.45 per share include shares tendered by those persons who indicated, in their letter of transmittal, that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

        Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by StockTrans, Inc., the depositary for the tender offer.

        As a result of the completion of the tender offer and immediately following payment of the tendered shares, Tucows will have approximately 67,757,477 shares issued and outstanding.

About Tucows

        Tucows is a global Internet services company. OpenSRS manages over 8 million domain names and millions of email boxes through a reseller network of over 9,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows.com. More information can be found at http://tucowsinc.com.

        For further information: Lawrence Chamberlain, The Equicom Group for Tucows Inc., (416) 815-0700 ext. 257, lchamberlain@equicomgroup.com

        TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

QuickLinks

  Exhibit (a)(5)(F)
Tucows Announces Final Results of Second Dutch Auction Tender Offer